SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FOURTY

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, State of Paraná.  2. DATE AND TIME: March 19, 2013 – 2:30 pm. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER – Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.	The Board members approved the 2012 Management Report, the Balance Sheet, other financial statements for 2012 and their submission to the Fiscal Council and the Annual Shareholders’ Meeting, to be held on April 25, 2013, as well as the studies and projections to generate a positive calculation in an amount sufficient to realize tax credits, according to CVM Rule 371/2002;
II.	The Board members approved the Board of Executive Officers’ proposal for allocation of net income for 2012 and profit sharing and productivity incentives;
III.	The Board members approved the 2012 Audit Committee Report;
IV.	The Board members approved and ratified the participation of Copel Geração e Transmissão S.A. in the Special Purpose Entity (SPE) Paranaíba Transmissora de Energia S.A., in compliance with requirements defined in the invitation for the transmission auction number 007/2012, carried out by Aneel, after the Company, jointly with Furnas Centrais Elétricas S.A. and State Grid Brazil Holding S.A., won lot G at said auction; and
V.	The Board members approved and ratified the Corporate Governance Policy of Companhia Paranaense de Energia - Copel.

5. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary, JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council, CARLOS HOMERO GIACOMINI – Board Member and Chairman of the Audit Committe, FABIANO BRAGA CÔRTES, JOSÉ RICHA FILHO, NEY AMILTON CALDAS FERREIRA, NILTON CAMARGO COSTA, PAULO PROCOPIAK DE AGUIAR and PEDRO LUIZ CERIZE.----------------------------------------

The full version of the Minutes of Copel’s 140th Ordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06, registered at the State of Paraná Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.